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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)
                             -----------------------
                              THOUSAND TRAILS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   917326-10-0
                                 (CUSIP Number)
                             -----------------------
                                Iris B. Rosken 1/
                       Carl Marks Management Company, L.P.
                              135 East 57th Street
                             New York, NY 10022-2032
                            Tel. No.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------
                                  July 23, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 9 Pages

--------

1/ Copy to: John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064, Tel:
     (212) 373-3000.

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                          Page 2 of 9 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              2,836,863 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             2,836,863 shares

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,836,863 shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       35.6%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                          Page 3 of 9 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              1,140,481 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,140,481 shares

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,140,481 shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.3%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                          Page 4 of 9 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              3,977,344 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             3,977,344 shares

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,977,344 shares 2/

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       49.9%

14     TYPE OF REPORTING PERSON

       PN, IA

       --------------

2/ Includes shares also reported herein as beneficially owned by other Reporting Persons. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                          Page 5 of 9 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF, PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              40,852 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                4,296,917 shares
        WITH
                      9      SOLE DISPOSITIVE POWER

                             40,852 shares

                      10     SHARED DISPOSITIVE POWER

                             4,296,917 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,337,769 shares 3/

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       49.2%

14     TYPE OF REPORTING PERSON

       IN

       --------------

3/ Includes shares also reported herein as beneficially owned by other Reporting Persons. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                          Page 6 of 9 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                4,294,329 shares
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             4,294,329 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,294,329 shares 4/

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       53.9%

14     TYPE OF REPORTING PERSON

       IN

       --------------

4/ Includes shares also reported herein as beneficially owned by other Reporting Persons. See Item 5.

                                                               Page 7 of 9 Pages

Item 1.  Security and Issuer.

         This Amendment No. 10 to Schedule 13D (this "Amendment") relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Thousand Trails, Inc. (formerly USTrails Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

         This Amendment is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends a
Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 17, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, Amendment No. 5, dated November 13, 1995, Amendment No. 5, dated August 8, 1996, Amendment No. 6, dated December 20, 1996, Amendment No. 7, dated January 10, 1997 Amendment No. 8, dated November 6, 1997 and Amendment No. 9 dated April 22, 1999 (the "Original Schedule 13D").

         Except as amended hereby, the responses in the Original Schedule 13D remain unchanged.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Partnership I owned beneficially 2,836,863 shares of Common Stock, constituting approximately 35.6% of the outstanding shares. In its capacity as general partner of Partnership I, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco. On June 29, 1999, Partnership I exercised 194,521 Warrants at an exercise price of $4.24 for an aggregate purchase price of $824,769.04. This exercise did not increase the number of shares of Common Stock beneficially owned by Partnership I.

         As of the date hereof, Partnership II owned beneficially 1,140,481 shares of Common Stock, constituting approximately 14.3% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

         As of the date hereof, the Account owned beneficially 316,985 shares of Common Stock, constituting approximately 4.0 % of the outstanding shares, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs. Boas and Ruocco.

         As of the date hereof, Mr. Boas owned directly 40,852 shares of Common Stock, including 29,283 shares issuable upon the exercise of certain options, and the Boas

                                                               Page 8 of 9 Pages


Trusts, for the benefit of Mr. Boas' children as to which Mr. Boas and his wife are trustees, owned beneficially 2,588 shares of Common Stock, together constituting approximately 0.5% of the outstanding shares.

         By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 2,836,863 shares (35.6%); (ii) Partnership II, 1,140,481 shares (14.3%); (iii)
the General Partner, 3,977,344 shares (49.9%); (iv) Mr. Boas, 4,337,769 shares (including 29,283 shares issuable upon exercise of certain options) (49.2%); and
(v) Mr. Ruocco, 4,294,329 shares (53.9%).

         (b) Partnership I has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 2,836,863 shares of Common Stock.

         Partnership II has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 1,140,481 shares of Common Stock.

         The General Partner has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 3,977,344 shares of Common Stock.

         Mr. Boas has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 40,852 shares (including 29,283 shares issuable upon exercise of certain options) of Common Stock. He shares such powers to vote and to dispose of 4,296,917 shares of Common Stock.

         Mr. Ruocco shares the powers to vote or direct the vote and to dispose of or direct the disposition of 4,294,329 shares of Common Stock.

         (c) On July 23, 1999, Partnership I sold 600,000 shares of Common Stock at a price of $5.25 per share for an aggregate sale price of $3,150,000. The transaction was privately negotiated.

         (d) No person other than the Reporting Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from the sale of the shares of Common Stock listed in this Item 5.

         (e) Not applicable.

                                                               Page 9 of 9 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1999

                                    CARL MARKS STRATEGIC INVESTMENTS, L.P.

                                    By:  Carl Marks Management Company, L.P.,
                                            its general partner

                                         By: /s/ Andrew M. Boas
                                             ------------------
                                             Name:  Andrew M. Boas
                                             Title: General Partner

                                    CARL MARKS STRATEGIC INVESTMENTS II, L.P.

                                    By:  Carl Marks Management Company, L.P.,
                                            its general partner

                                         By: /s/ Andrew M. Boas
                                             ------------------
                                             Name:  Andrew M. Boas
                                             Title: General Partner

                                    CARL MARKS MANAGEMENT COMPANY, L.P.

                                         By: /s/ Andrew M. Boas
                                             ------------------
                                             Name:  Andrew M. Boas
                                             Title: General Partner

                                    ANDREW M. BOAS

                                         By: /s/ Andrew M. Boas
                                             ------------------

                                    ROBERT C. RUOCCO

                                         By: /s/ Robert C. Ruocco
                                             --------------------